Computation of Earnings Per Common Share

     Net income (loss) per common share is calculated based on the net income and net loss for the respective periods and the weighted average number of common shares outstanding during the periods. Common Stock equivalents (options and warrants) are not dilutive and anti-dilutive for the respective periods of 1997 and 1996.